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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_] Form 10-D  [_] Form N-SAR [_] Form N-CSR

         For Period Ended: December 31, 2008
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         Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

NeoGenomics, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

12701 Commonwealth Drive, Suite 9
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Address of Principal Executive Office (Street and Number)

Fort Myers, Florida 33913
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Annual Report on Form 10-K for the year ended December 31, 2008 of NeoGenomics, Inc. (the "Company") could not be filed within the prescribed time period because the Company requires additional time for the preparation and review of the Form 10-K.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert Gasparini                 239                 768-0600
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            (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       Yes [X]    No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                       Yes [X]    No [_]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

            Please see the Company's unaudited consolidated balance sheet as of December 31, 2008 and December 31, 2007, the unaudited consolidated statements of operations of the Company for the three and twelve months ended December 31, 2008 and December 31, 2007 and the unaudited consolidated statements of cash flows of the Company for the twelve months ended December 31, 2008 and December 31, 2007 (the "Financial Statements"), incorporated by reference herein, which were furnished as
      Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009. The Financial Statements, among other things, reflect that during the fiscal year ended December 31, 2008, the Company's revenues increased to $20,015,319 from $11,504,725 during the fiscal year ended December 31, 2007.

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                                NeoGenomics, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2009                    By  /s/ Jerome J. Dvonch
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                                            Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).